Filing by Vanguard Baillie Gifford Global Positive Impact Stock Fund (SEC File No. 811-58431) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-6 under the Securities Act of 1934 Subject Company: Baillie Gifford Positive Change Equities Fund

Investment Company Act File Number of Subject Company: 811-10145

For more information, contact the Vanguard PR Hotline at 610-669-5002, vanguard_media_relations@vanguard.com or visit pressroom.vanguard.com .

PRESS RELEASE

Vanguard Opens Global Positive Impact Stock Fund

VALLEY FORGE, PA (July 18, 2022)—Vanguard today announced that Vanguard Baillie Gifford Global Positive Impact Stock Fund is available for investment. The fund consists of a global equity portfolio with the potential to outperform the broad market through active management and contribute positively to solving some of the world's challenges, including social and environmental challenges.

Vanguard introduced the fund via a tax-free reorganization of the Baillie Gifford Positive Change Equities Fund. The new Vanguard fund will continue to rely on Baillie Gifford's significant expertise in fundamental equity research and impact analysis, as well as the firm's consistent framework for identifying high-quality growth companies that are driving solutions to global issues.

"We've taken a thoughtful and intentional approach to introducing ESG funds that help investors meet their long-term financial goals while also addressing their ESG investing preferences," said Dan Reyes, head of Vanguard Portfolio Review Department. "We believe Baillie Gifford's expertise positions them to build a portfolio with the potential to deliver excess return and positive impact for those investors seeking both."

About impact investing

Impact investing is an investment strategy in which portfolio managers target companies that they believe will generate long-term financial returns and generate positive social and/or environmental impact. Vanguard believes that an active approach to impact investing enables skilled managers to better navigate the complexities of identifying companies driving positive change to build a portfolio with the potential to deliver on outperformance and impact objectives. The fund's global mandate provides managers with the broadest opportunity set to identify companies that meet these objectives.

Vanguard selected Baillie Gifford for their differentiated approach to impact investing and long- term success in active management. Baillie Gifford leverages its diverse team and patience to identify companies making progress against global challenges that require creativity and a long time horizon.

Vanguard Baillie Gifford Global Positive Impact Stock Fund maintains the investment objectives and portfolio management team of its predecessor fund, ensuring consistency for shareholders. Baillie Gifford will also continue to produce an annual impact report using robust, bottom-up research that complements its investment analysis. The fund has an investment minimum of $3,000 and expense ratio of 0.59%, compared with the average expense ratio of 1.26%1 for funds in its peer category.

Vanguard's ESG lineup

Vanguard's ESG lineup reflects the evolving investment goals and preferences of some investors. The firm has offered ESG funds to U.S. investors for more than two decades and, in recent years, has broadened its lineup with products that enable investors to better align investment objectives with personal preferences by accounting for ESG considerations.

With the addition of Vanguard Baillie Gifford Global Positive Impact Stock Fund, Vanguard now has six ESG offerings in the U.S. Vanguard's exclusionary-screened equity and fixed income ETFs serve investors who want to avoid or reduce exposure to certain sectors or business- related activities that pose heightened ESG-related risks or conflict with their personal values. Vanguard's first active ESG mutual fund, Vanguard Global ESG Select Stock Fund ,  is designed for clients who want to invest in companies with leading ESG practices and strong business fundamentals. The Vanguard Baillie Gifford Global Positive Impact Stock Fund broadens Vanguard's overall ESG product suite and is designed for clients looking to invest in companies that have the potential to outperform the broad market as well as deliver positive change.

###

About Vanguard

Founded in 1975, Vanguard is one of the world's leading investment management companies. The firm offers investments, advice, and retirement services to individual investors, institutions, and financial professionals. Vanguard operates under a unique, investor-owned structure where Vanguard fund shareholders own the funds, which in turn own Vanguard. As such, Vanguard adheres to a simple purpose: To take a stand for all investors, to treat them fairly, and to give them the best chance for investment success. For more information, visit vanguard.com .

About Baillie Gifford

Baillie Gifford is an independent investment partnership founded in Edinburgh in 1908, focused on long-term growth investing in some of the world's most exciting companies. With 1,684 staff and assets under management of $365 billion, it has offices in Edinburgh (HQ), Dublin, Frankfurt, Hong Kong, Krakow, London, New York, Shanghai, Toronto, Amsterdam and Zurich. Baillie Gifford has worked with Vanguard since 2003 and manages $52 billion of assets on behalf of the Pennsylvania-based firm. Asset figures as of March 31, 2022.

1As compared with the average of the lowest expense ratios offered for 14 global equity ESG impact mutual funds across the industry. Sources: Morningstar, Vanguard.

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; the Vanguard Fund will be available for purchase following the closing of the reorganization, which was approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, and is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it contains important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov]. Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest. Diversification does not ensure a profit or protect against a loss.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider's assessment of a company, based on the company's level of involvement in a particular industry or the index provider's own ESG criteria, may differ from that of other funds or of the advisor's or an investor's assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider's proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Vanguard ETF Shares are not redeemable with the issuing Fund other than in very large aggregations worth millions of dollars. Instead, investors must buy and sell Vanguard ETF Shares in the secondary market and hold those shares in a brokerage account. In doing so, the investor may incur brokerage commissions and may pay more than net asset value when buying and receive less than net asset value when selling.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

Vanguard Marketing Corporation, Distributor

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Vanguard Baillie Gifford Positive Impact Stock Fund open to investors

[Preheader]

New fund expands Vanguard’s ESG lineup

[Headline]

Vanguard Opens Global Positive Impact Stock Fund

[Body]

Starting today, the Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor: VBPIX, CUSIP: 92205M408) is available for investment. The fund consists of a global equity portfolio with the potential to outperform the broad market through active management and contribute positively to solving some of the world’s challenges, including social and environmental challenges. It has an investment minimum of $3,000 and expense ratio of 0.59%.

Vanguard introduced the fund via a tax-free reorganization of the Baillie Gifford Positive Change Equities Fund. The new Vanguard fund will continue to rely on Baillie Gifford’s significant expertise in fundamental equity research and impact analysis, as well as the firm’s consistent framework for identifying high-quality growth companies that are driving solutions to global issues.

You can find more details about the fund here.

----

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; the Vanguard Fund will be available for purchase following the closing of the reorganization, which was approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, and is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it contains important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov].  Copies of   all of   these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com or call 800-523-1036 to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information about a fund are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider’s assessment of a company, based on the company’s level of involvement in a particular industry or the index provider’s own ESG criteria, may differ from that of other funds or of the advisor’s or an investor’s assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider’s proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

For institutional use only. Not for distribution to retail investors.

For financial advisors only. Not for public distribution.

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Subject: Vanguard opens Global Positive Impact Stock Fund

#FirstName#,

As of July 18, 2022, Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor: VBPIX, CUSIP: 92205M408) is available for investment. The fund consists of a global equity portfolio with the potential to outperform the broad market through active management and contribute positively to solving some of the world’s challenges, including social and environmental challenges. It has an investment minimum of $3,000 and expense ratio of 0.59%.

Vanguard introduced the fund via a tax-free reorganization of the Baillie Gifford Positive Change Equities Fund. The new Vanguard fund will continue to rely on Baillie Gifford’s significant expertise in fundamental equity research and impact analysis, as well as the firm’s consistent framework for identifying high-quality growth companies that are driving solutions to global issues.

You can find more details about the fund here.

If you have any questions or would like more information, please don't hesitate to contact me.

#VGI_Name#

#VGI_Title#

Phone: #VGI_Phone#, Ext. #VGI_EXT#

_____________________________________________________________

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; the Vanguard Fund will be available for purchase following the closing of the reorganization, which was approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, and is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it contains important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov].  Copies of   all of   these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider’s assessment of a company, based on the company’s level of involvement in a particular industry or the index provider’s own ESG criteria, may differ from that of other funds or of the advisor’s or an investor’s assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider’s proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

For institutional use only. Not for distribution to retail investors.

For financial advisors only. Not for public distribution.

CGS identifiers have been provided by CUSIP Global Services, managed on behalf of the American

Bankers Association by Standard & Poor's Financial Services, LLC, and are not for use or dissemination in a manner that would serve as a substitute for any CUSIP service. The CUSIP Database, © 2022

American Bankers Association. "CUSIP" is a registered trademark of the American Bankers Association.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.

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[Date of First Use]

07/18/2022

[Date of Last Use]

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[Title (20 to 60 characters)]

Vanguard Opens Global Positive Impact Stock Fund

[Body]

Starting today, Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor: VBPIX, CUSIP: 92205M408) is available for investment. The fund consists of a global equity portfolio with the potential to outperform the broad market through active management and contribute positively to solving some of the world’s challenges, including social and environmental challenges.

Vanguard introduced the fund via a tax-free reorganization of the Baillie Gifford Positive Change Equities Fund. The new Vanguard fund will continue to rely on Baillie Gifford’s significant expertise in fundamental equity research and impact analysis, as well as the firm’s consistent framework for identifying high-quality growth companies that are driving solutions to global issues.

“We’ve taken a thoughtful and intentional approach to introducing ESG funds that help investors meet their long-term financial goals while also addressing their ESG investing preferences,” said Dan Reyes, head of Vanguard Portfolio Review Department. “We believe Baillie Gifford’s expertise positions them to build a portfolio with the potential to deliver excess return and positive impact for those investors seeking both.”

About impact investing

Impact investing is an investment strategy in which portfolio managers target companies that they believe will generate long-term financial returns and generate positive social and/or environmental impact. Vanguard believes that an active approach to impact investing enables skilled managers to better navigate the complexities of identifying companies driving positive change to build a portfolio with the potential to deliver on outperformance and impact objectives. The fund’s global mandate provides managers with the broadest opportunity set to identify companies that meet these objectives.

Vanguard selected Baillie Gifford for their differentiated approach to impact investing and long-term success in active management. Baillie Gifford leverages its diverse team and patience to identify companies making progress against global challenges that require creativity and a long time horizon.

Vanguard Baillie Gifford Global Positive Impact Stock Fund maintains the investment objectives and portfolio management team of its predecessor fund, ensuring consistency for shareholders. Baillie Gifford will also continue to produce an annual impact report using robust, bottom-up research that complements its investment analysis. The fund has an investment minimum of $3,000 and expense ratio of 0.59%, compared with the average expense ratio of 1.26%1 for funds in its peer category.

Vanguard’s ESG lineup

Vanguard’s ESG lineup reflects the evolving investment goals and preferences of some investors. The firm has offered ESG funds to U.S. investors for more than two decades and, in recent years, has broadened its lineup with products that enable investors to better align investment objectives with personal preferences by accounting for ESG considerations.

With the addition of Vanguard Baillie Gifford Global Positive Impact Stock Fund, Vanguard now has six ESG offerings in the U.S. Vanguard’s exclusionary-screened equity and fixed income ETFs serve investors who want to avoid or reduce exposure to certain sectors or business-related activities that pose heightened ESG-related risks or conflict with their personal values. Vanguard’s first active ESG mutual fund, Vanguard Global ESG Select Stock Fund, is designed for clients who want to invest in companies with leading ESG practices and strong business fundamentals. The Vanguard Baillie Gifford Global Positive Impact Stock Fund broadens Vanguard’s overall ESG product suite and is designed for clients looking to invest in companies that have the potential to outperform the broad market as well as deliver positive change.

1 As compared with the average of the lowest expense ratios offered for 14 global equity ESG impact mutual funds across the industry. Sources: Morningstar, Vanguard.

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; the Vanguard Fund will be available for purchase following the closing of the reorganization, which was approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, and is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it contains important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov].  Copies of   all of   these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider’s assessment of a company, based on the company’s level of involvement in a particular industry or the index provider’s own ESG criteria, may differ from that of other funds or of the advisor’s or an investor’s assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider’s proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Vanguard ETF Shares are not redeemable with the issuing Fund other than in very large aggregations worth millions of dollars. Instead, investors must buy and sell Vanguard ETF Shares in the secondary market and hold those shares in a brokerage account. In doing so, the investor may incur brokerage commissions and may pay more than net asset value when buying and receive less than net asset value when selling

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

CGS identifiers have been provided by CUSIP Global Services, managed on behalf of the American

Bankers Association by Standard & Poor's Financial Services, LLC, and are not for use or dissemination in a manner that would serve as a substitute for any CUSIP service. The CUSIP Database, © 2022

American Bankers Association. "CUSIP" is a registered trademark of the American Bankers Association.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.

[Search description (75 to 150 characters, including spaces)]

Vanguard launches new ESG fund

[Long description (100 to 270 characters, including spaces)]

Vanguard introduces new actively managed impact ESG fund

[Keywords (50 to 300 characters, including spaces)]

ESG, impact investing, active management, mutual fund, Baillie Gifford, proxy, sustainability

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Subject: Conversion ratio for Vanguard Baillie Gifford Global Positive Impact Stock Fund

#FirstName#,

As of July 18, 2022, Vanguard has completed the reorganization of the Baillie Gifford Positive Change Equities Fund into Vanguard Baillie Gifford Global Positive Impact Stock Fund (Investor: VBPIX, CUSIP: 92205M408).

From Baillie Gifford fund	NAV	To Vanguard fund	NAV	Conversion ratio
Baillie Gifford Positive Change Equities Fund K Class Ticker: BPEKX CUSIP: 056823172	$15.3303	Vanguard Baillie Gifford Global Positive Impact Stock Fund Ticker: VBPIX CUSIP: 92205M408	$15.2971	1.002170
Baillie Gifford Positive Change Equities Fund Institutional Class Ticker: BPESX CUSIP: 056823164	$15.2971	Vanguard Baillie Gifford Global Positive Impact Stock Fund Ticker: VBPIX CUSIP: 92205M408	$15.2971	1.000000

You can find more details about the fund here.

If you have any questions or would like more information, please don't hesitate to contact me.

#VGI_Name#

#VGI_Title#

Phone: #VGI_Phone#, Ext. #VGI_EXT#

_____________________________________________________________

Legal notices

The registration statement relating to Vanguard Baillie Gifford Global Positive Impact Stock Fund (the Vanguard Fund) has been filed with the Securities and Exchange Commission (SEC) in connection with the reorganization of the Baillie Gifford Positive Change Equities Fund into the Vanguard Fund; the Vanguard Fund will be available for purchase following the closing of the reorganization, which was approved by shareholders of the Baillie Gifford Global Positive Impact Stock Fund, and is expected to occur on or about July 18, 2022.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Where to find additional information

In connection with the reorganization, a definitive proxy statement/prospectus was filed with the SEC. All shareholders are advised to read the definitive proxy statement/ prospectus in its entirety, because it contains important information regarding the fund, the reorganization, the board's considerations in recommending the reorganization, the persons soliciting proxies in connection with the reorganization and the interest of these persons in the reorganization and related matters.

Shareholders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed with the SEC, including the fund's most recent annual report to shareholders, on the SEC's website at http://www.sec.gov [sec.gov].  Copies of all of these documents also may be obtained upon request without charge by visiting bailliegifford.com OR directing a request to Baillie Gifford at 1-844-394-6127.

For more information about Vanguard funds, visit vanguard.com to obtain a prospectus or, if available, a summary prospectus. Investment objectives, risks, charges, expenses, and other important information are contained in the prospectus; read and consider it carefully before investing.

All investing is subject to risk, including the possible loss of the money you invest.

ESG funds are subject to ESG investment risk, which is the chance that the stocks or bonds screened by the index provider for ESG criteria generally will underperform the market as a whole or, in the aggregate, will trail returns of other funds screened for ESG criteria. The index provider’s assessment of a company, based on the company’s level of involvement in a particular industry or the index provider’s own ESG criteria, may differ from that of other funds or of the advisor’s or an investor’s assessment of such company. As a result, the companies deemed eligible by the index provider may not reflect the beliefs and values of any particular investor and may not exhibit positive or favorable ESG characteristics. The evaluation of companies for ESG screening or integration is dependent on the timely and accurate reporting of ESG data by the companies. Successful application of the screens will depend on the index provider’s proper identification and analysis of ESG data. The advisor may not be successful in assessing and identifying companies that have or will have a positive impact or support a given position. In some circumstances, companies could ultimately have a negative impact, or no impact.

Investments in securities issued by non-U.S. companies and governments are subject to risks including country/regional risk and currency risk. These risks are especially high in emerging markets.

For institutional use only. Not for distribution to retail investors.

For financial advisors only. Not for public distribution.

CGS identifiers have been provided by CUSIP Global Services, managed on behalf of the American

Bankers Association by Standard & Poor's Financial Services, LLC, and are not for use or dissemination in a manner that would serve as a substitute for any CUSIP service. The CUSIP Database, © 2022

American Bankers Association. "CUSIP" is a registered trademark of the American Bankers Association.

© 2022 The Vanguard Group, Inc. All rights reserved. Vanguard Marketing Corporation, Distributor.